UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 2)
FLEXTRONICS INTERNATIONAL LTD.
(Name of Subject Company (issuer))
FLEXTRONICS INTERNATIONAL LTD.
(ISSUER)
(Name of Filing Person (identifying status as offeror, issuer or other person))
1.0% Convertible Subordinated Notes due August 1, 2010
(Title of Class of Securities)
33938EAK3
33938EAL1
(CUSIP Numbers of Class of Securities)
Michael M. McNamara
Chief Executive Officer
Flextronics International Ltd.
One Marina Boulevard, #28-00
Singapore 018989
(65) 6890-7188
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing persons)
Copy to:
Valarie A. Hing, Esq.
Jeffrey N. Ostrager, Esq.
Curtis, Mallet-Prevost, Colt & Mosle LLP
101 Park Avenue
New York, New York 10178
(212) 696-6000
CALCULATION OF FILING FEE

Transaction Valuation(*)	Amount of Filing Fee(**)
$217,500,000	$8,548

(*)	The transaction value is estimated solely for purposes of calculating the filing fee. This amount is based on the purchase of $250,000,000 aggregate principal amount of the issuer’s 1.0% Convertible Subordinated Notes due August 1, 2010, the maximum amount that the issuer is offering to purchase, at the maximum tender offer price of $870 per $1,000 principal amount. The amount of the filing fee, $39.30 for each $1,000,000 of transaction value, was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended.

(**)	Previously paid.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: N/A
Form or Registration No.: N/A
Filing Party: N/A
Date Filed: N/A
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes to designate any transactions to which this statement relates:

☐	third party tender offer subject to Rule 14d-1	☐	going-private transaction subject to Rule 13e-3
☑	issuer tender offer subject to Rule 13e-4	☐	amendment to Schedule 13D under Rule 13d-2
Check the following box if the filing is a final amendment reporting the results of the tender offer:     ☐

Items 4 and 11
Item 12. Exhibits
SIGNATURE
Exhibit Index
EX-(a)(5)(ii)

     This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) on December 1, 2008, as amended and supplemented by Amendment No. 1 to the Schedule TO filed with the SEC on December 9, 2008 (as amended, the “Schedule TO”), by Flextronics International Ltd., a company incorporated under the laws of the Republic of Singapore (Singapore Reg. No. 199002645H) (the “Company”), relating to the offer by the Company to purchase for cash up to a maximum amount of $250.0 million aggregate principal amount of its 1.0% Convertible Subordinated Notes due August 1, 2010 (the “Notes”) upon the terms and subject to the conditions contained in the Offer to Purchase dated December 1, 2008 (as amended or supplemented from time to time, the “Offer to Purchase”) and the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”), copies of which were attached to the Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively (which together constitute the “Tender Offer”).
     This Schedule TO, as amended and supplemented, is intended to satisfy the reporting requirements of Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).
Items 4 and 11.
     Items 4 and 11 of the Schedule TO are hereby amended and supplemented by adding the following thereto:
          On December 30, 2008, Flextronics issued a press release announcing the final results of the Tender Offer. A copy of the press release is filed as Exhibit (a)(5)(ii) to this Schedule TO and is incorporated herein by reference.
Item 12. Exhibits.
     Item 12 of the Schedule TO is hereby amended and supplemented to include the following exhibit:
(a)(5)(ii) Press Release announcing final results of the Tender Offer, dated December 30, 2008.

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SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FLEXTRONICS INTERNATIONAL LTD.

By:	/s/ Paul Read
Name:	Paul Read
Title:	Chief Financial Officer
Dated: December 30, 2008

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Exhibit Index

Exhibit No.	Description

(a)(1)(i)	Offer to Purchase, dated December 1, 2008.*

(a)(1)(ii)	Form of Letter of Transmittal.*

(a)(1)(iii)	Internal Revenue Service Form W-9.*

(a)(5)(i)	Press Release, dated December 1, 2008.*

(a)(5)(ii)	Press Release, dated December 30, 2008.

(d)(1)	Indenture, dated August 5, 2003, by and between Flextronics International Ltd. and U.S. Bank National Association, as successor in interest to J.P. Morgan Trust Company, National Association, as Trustee (previously filed as Exhibit 4.01 to the Company’s Form 10-Q (No. 0-23354) filed August 11, 2003 and incorporated herein by reference)

(d)(2)	Registration Rights Agreement, dated August 5, 2003, by and between Flextronics International Ltd., Credit Suisse First Boston LLC, Citigroup Global Markets Inc., Deutsche Bank Securities Inc., Lehman Brothers Inc., Goldman, Sachs & Co., Banc of America Securities LLC, Bear, Stearns & Co. Inc., ABN AMRO Rothschild LLC, Fleet Securities, Inc., BNP Paribas Securities Corp., RBC Dominion Securities Corporation and Scotia Capital (USA) Inc., as Initial Purchasers (previously filed as Exhibit 4.11 to the Company’s Form S-3 (No. 333-109542) filed October 7, 2003 and incorporated herein by reference)

(d)(3)	1993 Share Option Plan (previously filed as Exhibit 4.2 to the Company’s Registration Statement on Form S-8 (No. 333-55850) filed February 16, 2001 and incorporated herein by reference)

(d)(4)	1997 Interim Stock Plan (previously filed as Exhibit 99.2 to the Company’s Registration Statement on Form S-8 (No. 333-42255) filed December 15, 1997 and incorporated herein by reference)

(d)(5)	1998 Interim Stock Plan (previously filed as Exhibit 4.5 to the Company’s Registration Statement on Form S-8 (No. 333-71049) filed January 22, 1999 and incorporated herein by reference)

(d)(6)	1999 Interim Stock Plan (previously filed as Exhibit 4.6 to the Company’s Registration Statement on Form S-8 (No. 333-71049) filed January 22, 1999 and incorporated herein by reference)

(d)(7)	2001 Equity Incentive Plan (previously filed as Exhibit 10.01 to the Company’s Form 8-K (No. 000-23354) filed October 2, 2008 and incorporated herein by reference)

(d)(8)	2002 Interim Incentive Plan (previously filed as Exhibit 4.02 to the Company’s Registration Statement on Form S-8 (No. 333-103189) filed February 13, 2003 and incorporated herein by reference)

(d)(9)	2004 Award Plan for New Employees (previously filed as Exhibit 10.09 to the Company’s Form 10-K (No. 000-23354) filed May 29, 2007 and incorporated herein by reference)

*	Previously filed with the Schedule TO.

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